November 13, 2019

VIA EDGAR

Dave Irving, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Meridian Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed April 1, 2019

Form 10-Q for the Period Ended June 30, 2019

Filed August 14, 2019

File No. 000-55983

Dear Mr. Irving:

We are writing to you in response to your letter dated November 6, 2019 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), of Meridian Corporation’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (“2018 Form 10-K”), which was filed on April 1, 2019, and the Form 10-Q for the Period Ended June 30, 2019, which was filed on August 14, 2019. The Company’s 2018 Form 10-K is referenced in the subject line of your letter dated November 6, 2019, however, no comments on the 2018 Form 10-K are noted therein. Our response to your comment on the Company’s Form 10-Q filed August 14, 2019 is provided below. For your convenience, we have restated the text of your comment.

Form 10-Q for the Period Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 37

1. We note that you added certain Non-GAAP financial measures excluding Mortgage in the June 30, 2019 10-Q for the first time. Please tell us the following concerning these Non- GAAP financial measures:

•	How you meet the criteria in Item 10(e)(i)(B) of Regulation S-K regarding a reconciliation from the most directly comparable GAAP financial measures to the Non-GAAP financial measures; and

•

Why you consider these Non-GAAP financial measures useful to investors under Item 10(e)(i)(C) of Regulation S-K, especially given that Mortgage is disclosed as a stand-alone segment in your segment disclosures in Note 11 starting on page 28 of the June 30, 2019 10Q.

Response: Our original intention with including certain non-GAAP financial measures that exclude Mortgage in our June 30, 2019 Form 10-Q was to highlight to investors the core earnings of the Company, adjusted for the litigation settlement that we consider to be non-recurring in nature, which is included as part of our Mortgage segment. After thoughtful consideration of your comments, including the fact that our segment footnote provides investors further information on all of our segments, including Mortgage, we have concluded that the best course of action is to revise our non-GAAP financial measures table in our future filings, to remove the reference to non-GAAP financial measures “excluding Mortgage.”  The format in the table below illustrates the approach we intend to follow in all future filings, starting with our September 30, 2019 Form 10-Q, to be filed on or before November 14, 2019.  The Company believes that this revised presentation clearly provides investors with a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures. Investors will continue to be able to review segment related information, including Mortgage, in our segment footnote.

We note that in the September 30, 2019 Form 10-Q table below, in addition to the litigation settlement adjustment discussed above that was present in our June 30, 2019 Form 10-Q, we also present prior year adjustments related to holding company formation costs and a contingent asset fair value adjustment, as we consider these items to be non-recurring in nature.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands, except per share data)	2019	2018	2019	2018
Net income - consolidated	$3,317	2,727	$7,345	5,799
Litigation settlement adjustment, net of tax	—	—	614	156
Holding company formation cost adjustment, net of tax	—	179	—	179
Contingent asset fair value adjustment, net of tax	—	138	—	138
Adjusted net income - consolidated(1)	$3,317	3,044	$7,959	6,272

Net income per common share, diluted	$0.52	0.42	$1.14	0.90
Litigation settlement adjustment, net of tax	—	—	0.10	0.02
Holding company formation cost adjustment, net of tax	—	0.03	—	0.03
Contingent asset fair value adjustment, net of tax	—	0.02	—	0.02
Adjusted diluted earnings per share(1)	0.52	0.47	1.24	0.97

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Return on average assets – consolidated	1.24%	1.16%	0.97%	0.87%
Adjusted return on average assets - consolidated(1)	1.24%	1.29%	1.05%	0.94%
Return on average equity - consolidated	11.29%	10.19%	8.65%	7.49%
Adjusted return on average equity - consolidated(1)	11.29%	11.34%	9.38%	8.10%

(1)

Adjusted net income, adjusted diluted earnings per common share, adjusted ROAA and adjusted ROAE are non-GAAP measures and remove the tax effect of the charges to earnings for the settlement of outstanding litigation ($176 thousand and $44 thousand for nine months ended September 30, 2019 and 2018, respectively), of holding company formation costs ($51 thousand for the three and nine months ended September 30, 2018), and the fair value adjustment to contingent assets ($39 thousand for the three and nine months ended September 30, 2018).

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Denise Lindsay

Denise Lindsay

Executive Vice President and Chief Financial Officer

cc: Christopher S. Connell, Stradley Ronon Stevens & Young, LLP

     Thomas Hanley, Stradley Ronon Stevens & Young, LLP